Exhibit 99.1

CORPORATE RELEASE	12 September 2023

Manchester United Signs Front of Shirt Partner

MANCHESTER, England – (BUSINESS WIRE) –12 September 2023 – Manchester United plc (NYSE: MANU), has agreed to an expanded strategic collaboration with Qualcomm Technologies, Inc., that will see the Snapdragon® brand displayed on the front of the club’s famous shirt.

Qualcomm Technologies is already a global partner of Manchester United, promoting its Snapdragon brand. Snapdragon processors power premium products from the world's biggest brands across smartphones, PCs, extended reality glasses, gaming devices, wearables, and connected cars.

Under the expanded agreement, Snapdragon will become Manchester United’s front of shirt partner from the start of the 2024/25 season, featuring on the home, away and third kits of the men’s and women’s teams.

Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

Snapdragon is a trademark or registered trademark of Qualcomm Incorporated.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk